As Filed with the Securities and Exchange Commission on November 28, 2012

File No. [            ]

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY
ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM THE PROVISIONS OF SECTION 15(a) OF SUCH ACT AND RULE 18f-2 THEREUNDER AND CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

In the Matter of the Application

of

Munder Series Trust

and

Munder Capital Management

Please direct all written or oral communications regarding this Application to:

Stephen J. Shenkenberg, Esq.
Munder Capital Management
480 Pierce Street
Birmingham, MI 48009

with copies to:

Jane A. Kanter, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006-2401

This Application (including exhibits) consists of 44 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of	)
)
MUNDER SERIES TRUST	)	APPLICATION FOR AN ORDER OF
480 Pierce Street	)	EXEMPTION PURSUANT TO SECTION
Birmingham, MI 48009)		6(c) OF THE INVESTMENT COMPANY
	)	ACT OF 1940 FROM SECTION 15(a) OF
MUNDER CAPITAL MANAGEMENT	)	THE ACT AND RULE 18f-2
480 Pierce Street	)	THEREUNDER AND CERTAIN
Birmingham, MI 48009)		DISCLOSURE REQUIREMENTS UNDER
	)	VARIOUS RULES AND FORMS
Investment Company Act of 1940)
File No. [ ]	)
)

I.                                        INTRODUCTION

Munder Series Trust (“Trust”), a registered open-end management investment company that offers one or more series of shares (each, a “Series”), on its own behalf and on behalf of each existing Series, as well as future Series of the Trust, and Munder Capital Management (“Adviser” and together with the Trust, “Applicants”), the investment adviser to the Trust, hereby submit this application (“Application”) to the Securities and Exchange Commission (“Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (as so amended, “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trust (“Board”),(1) including a majority of those who are not “interested persons,” as

(1)                                 The term “Board” also includes the board of trustees or directors of a future Series.

defined in Section 2(a)(19) of the 1940 Act, of the Trust, of a Series or of the Adviser (“Independent Trustees”), to take certain actions without obtaining shareholder approval as follows: (i) select certain investment sub-advisers (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”), to manage all or a portion of the assets of one or more of the Series and enter into an investment sub-advisory agreement with each Sub-Adviser (each, a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers.  As used herein, a Sub-Adviser for a Series is either: (1) not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act(2)) of the applicable Series, the Trust, or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to a Series (each, a “Non-Affiliated Sub-Adviser”); or (2) an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the applicable Series, the Trust, or the Adviser (each, an “Affiliated Sub-Adviser”).  Such relief would include, without limitation: (1) the termination and replacement of an existing Sub-Adviser with one or more Affiliated Sub-Advisers or Non-Affiliated Sub-Advisers; and (2) the replacement or reinstatement of any Sub-Adviser with respect to which a Sub-Advisory Agreement has automatically terminated as a result of an “assignment” within the meaning of Section 2(a)(4) of the 1940 Act.

(2)                                 Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (“Exchange Act”); (iii) Item 48 of Form N-SAR; and (iv) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser or its successors (included in the term “Adviser”); (b) uses the manager of managers structure (“Manager of Managers Structure”) described in this Application; and (c) complies with the terms and conditions set forth herein (together with any Series that uses or proposes to use the Manager of Managers Structure and has received the required shareholder approval, each, a “Sub-Advised Series”).  The only existing registered open-end investment companies that currently intend to rely on the requested order are named as Applicants.  If the name of any Series contains the name of the Sub-Adviser, the name of the Adviser to that Series, or a trademark or trade name that is owned by the Adviser to that Series, will precede the name of the Sub-Adviser.

Applicants do not request relief for any other Sub-Adviser changes beyond what is requested in this Application or those permitted by the 1940 Act, any rule thereunder or any other relief provided by the Commission or no-action relief provided by its staff.  Any such Sub-Adviser changes are referred to herein as “Ineligible Sub-Adviser Changes.”(3)  Applicants will

(3)                                 An Ineligible Sub-Adviser Change also includes any Sub-Adviser change that does not comply with the conditions of the requested relief.

continue to request shareholder approval for Ineligible Sub-Adviser Changes in accordance with the requirements of Section 15(a) and Rule 18f-2.(4)

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of a Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of Series shareholders.  Under this Manager of Managers Structure, the Adviser will evaluate, allocate assets to and oversee the Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.  In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisers.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that without this relief, the applicable Series may be (i) precluded from promptly and timely hiring Sub-Advisers or materially amending Sub-Advisory Agreements, or (ii) subject to delays and additional expense of proxy solicitation when hiring Sub-Advisers or materially amending  Sub-Advisory Agreements considered appropriate by the Adviser and the Board.

(4)                                 As discussed herein, no current Series may rely on the relief requested in this Application unless that Series first obtains shareholder approval of the Manager of Managers Structure.

II.                                   BACKGROUND

A.                                    THE TRUST

The Trust is an open-end management investment company registered under the 1940 Act, the portfolios of which constitute the Munder family of mutual funds.  The Trust was organized as a Delaware statutory trust on January 31, 2003 for the purpose of reorganizing and redomiciling all of the then-existing series of The Munder Funds, Inc., The Munder Funds Trust and The Munder Framlington Funds Trust (later known as Munder Series Trust II) into a single trust, the Trust.  Each of the Series is a diversified mutual fund.  The Board consists of seven members (“Trustees”), six of whom are Independent Trustees.  The Adviser serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series of the Trust.  The current Series of the Trust are: Munder Bond Fund; Munder Growth Opportunities Fund; Munder Index 500 Fund; Munder Integrity Mid-Cap Value Fund; Munder Integrity Small/Mid-Cap Value Fund; Munder International Equity Fund; Munder International Fund-Core Equity; Munder International Small-Cap Fund; Munder Large-Cap Value Fund; Munder Micro-Cap Equity Fund; Munder Mid-Cap Core Growth Fund; and Munder Veracity Small-Cap Value Fund.

Each Series offers shares with its own distinct investment objectives, policies and restrictions and is managed by the Adviser and, for certain Series, a Sub-Adviser.  Each of the Series offers, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses.  As a result, a Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load.  In addition, a Series or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

B.                                    THE ADVISER

The Adviser, a Delaware general partnership registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”), serves as investment adviser to each Series pursuant to a Combined Investment Advisory Agreement with the Trust (“Investment Advisory Agreement”).  The Adviser also serves as the administrator of the Trust pursuant to a Combined Administration Agreement with the Trust (“Administration Agreement”).  Each future investment advisory agreement between an Adviser and a Series is also included in the term “Investment Advisory Agreement.”  The current Adviser’s business address is 480 Pierce Street, Birmingham, MI 48009.  Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

Pursuant to the terms of the Investment Advisory Agreement and the Administration Agreement, and subject to the supervision and oversight of the Board and in conformity with the stated policies of the Trust and relevant Series, the Adviser: (i) has overall day-to-day supervisory responsibility for the general management and investment of each Series’ assets; (ii) provides a program of continuous investment management for each Series in accordance with each Series’ investment objective, strategies, policies, and restrictions as stated in each Series’ prospectus and statement of additional information (“SAI”); (iii) administers the Trust’s affairs; and (iv) makes recommendations for the selection and retention of Sub-Advisers who will exercise investment discretion with respect to the Series.

The Adviser periodically reviews each Series’ investment objective, strategies and policies and, based on the needs of a particular Series, may recommend changes to the investment objective, strategies and policies of the Series for consideration by its Board.  Consistent with the terms of the Investment Advisory Agreement, the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, delegate portfolio management responsibilities of all or a portion of the assets of an applicable Series to a Sub-Adviser.  With respect to each such Series, the Adviser’s responsibilities include: (i) recommending the selection, retention, removal, or replacement of Sub-Advisers, (ii) determining the portion of the Series’ assets to be managed by any given Sub-Adviser, and (iii) reallocating those assets as necessary, from time to time, among the Adviser and/or the Sub-Advisers retained for management of the assets of the Series.  In addition, the Adviser monitors and reviews each Sub-Adviser and its performance and compliance with that Series’ investment objective, strategies, policies, and restrictions.

As specified in the Investment Advisory Agreement, the Adviser receives an advisory fee for the investment advisory services it provides to each Series based on each Series’ average daily net assets.  Likewise, as described in the Administration Agreement, the Adviser receives a fee for the administration services it provides to each Series based on each Series’ average daily net assets.  In the interest of limiting the expenses of the Series, the Adviser may, from time to time, waive some or all of its investment advisory and administration fees or reimburse other fees and expenses of the Series.  The Adviser is solely responsible for compensating each Sub-Adviser from the management fees that it receives from the applicable Series.  The fee paid to the Sub-Adviser results from the negotiations between the Adviser and the particular Sub-Adviser and is approved by the Board, including a majority of the Independent Trustees.

The terms of the Investment Advisory Agreement comply with Section 15(a) of the 1940 Act.  The Investment Advisory Agreement was approved by the Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreement.

C.                                    THE SUB-ADVISERS

Pursuant to the authority under the Trust’s Investment Advisory Agreement, the Trust and the Adviser have entered into a Sub-Advisory Agreement with each Sub-Adviser to serve as Sub-Adviser to certain Series.  As of the date of this Application, each of the following Sub-Advisers serve in such capacity with respect to the following Series:

•                  Integrity Asset Management, LLC, a “wholly-owned subsidiary” of the Adviser (as such term is defined in the 1940 Act), serves as an Affiliated Sub-Adviser to: Munder Integrity Mid-Cap Value Fund; Munder Integrity Small/Mid-Cap Value Fund; Munder Large-Cap Value Fund; Munder Micro-Cap Equity Fund; and Munder Veracity Small-Cap Value Fund.

•                  World Asset Management, Inc. serves as a Non-Affiliated Sub-Adviser to Munder Index 500 Fund.

Each of the above-named Series currently engages only one Sub-Adviser to achieve its investment objectives.  In the future, the Adviser may enter into new, additional or amended Sub-Advisory Agreements on behalf of these or other Series, subject to (i) applicable Board and Independent Trustee approval and (ii) (a) any required shareholder approval or (b) any and all applicable conditions set forth herein.

Each Sub-Adviser is, and any future Sub-Advisers will be, an “investment adviser” as defined in Section 2(a)(20) of the 1940 Act as well as registered with the Commission as an “investment adviser” under the Advisers Act, and provides, or will provide, investment management services to the Series subject to, without limitation, the requirements of Sections

15(a) and 36(b) of the 1940 Act (except as permitted if the requested order is granted).  The Adviser selects Sub-Advisers based on the Adviser’s evaluation of the Sub-Adviser’s skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board.  Sub-Advisers recommended to the Board are initially approved by the Board, including a majority of the Independent Trustees.

The Adviser will engage in an on-going analysis of the continued advisability of retaining these Sub-Advisers and make recommendations to the Board as needed.  The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements, including the fees paid to each Sub-Adviser, with the Sub-Advisers and make recommendations to the Board as needed.  The specific day-to-day investment decisions for each applicable Series are, or will be, made by that Series’ Sub-Adviser, which has, or will have, discretionary authority to invest the assets or a portion of the assets of that Series subject to the general supervision of the Adviser and the Board.

Each Sub-Advisory Agreement was initially approved by the shareholders (where required) and Board of each applicable Series, including a majority of the Independent Trustees, at the time and in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.

The terms of each Sub-Advisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act.  Each Sub-Advisory Agreement provides that the Sub-Advisory Agreement will continue in effect for more than two years from the date of its initial approval only so long as such continuance is specifically approved at least annually by (i) the vote of a majority of the members of the Board or (ii) a vote of a “majority” (as defined in the 1940 Act) of the Series’ outstanding voting securities, provided that in either event the continuance is also approved by a majority of the Independent Trustees at an in-person meeting called for the purpose of voting on such approval.  Moreover, each Sub-Advisory Agreement states that it may be terminated at any time, without the payment of any penalty, by the Board or by a vote of a “majority” (as defined in the 1940 Act) of the shares of the affected Series on sixty (60) days’ written notice to the Sub-Adviser.  Likewise, the Adviser or Sub-Adviser may terminate each Sub-Advisory Agreement without the payment of a penalty on ninety (90) days’ written notice.  Additionally, each Sub-Advisory Agreement provides for automatic termination of the agreement in the event of its “assignment,” as that term is defined in Section 2(a)(4) of the 1940 Act.  Finally, each Sub-Advisory Agreement provides that in the event that the Investment Advisory Agreement is terminated with respect to any Series, the Sub-Advisory Agreement for that Series will be terminated.

For their services under their respective Sub-Advisory Agreements, each Sub-Adviser receives compensation from the Adviser out of its advisory fee based on a percentage of the applicable Series’ average daily net assets (“Sub-Advisory fees”).  The Sub-Advisory Agreements precisely describe the compensation that each Sub-Adviser will receive for providing services to the applicable Series.  Furthermore, each Sub-Adviser, at its discretion, may voluntarily waive all or a portion of its respective Sub-Advisory fee.  Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Series.  In the future, Series may directly pay Sub-Advisory fees to Sub-Advisers, in which case the compensation the Adviser receives from the Series shall be reduced by amounts paid directly to the Sub-Adviser by the Series.  Because some Series may pay Sub-Advisers directly in the future, any amendment to a Sub-Advisory Agreement that would increase the total management and advisory fees payable by a Series would require shareholder approval after the requested order is issued.

Under the Manager of Managers Structure, the Adviser will continuously supervise and monitor each Sub-Adviser’s performance and will periodically recommend to the Board those Sub-Advisers that should be retained or released.  Sub-Adviser evaluation on both a quantitative and qualitative basis will be an ongoing process.  The Adviser periodically will gather and analyze certain performance information regarding the applicable Series.  If a Series under-performs relevant indices or its peer group over time, or if the Adviser has other concerns about a Series or its Sub-Adviser (such as a departure from the Series’ disclosed investment style, a change in management of the Sub-Adviser or concerns about its compliance and operational capabilities), the Adviser will assess the continued ability of the Sub-Adviser to meet the Series’ investment objective.  The Adviser will analyze and monitor possible replacement Sub-Advisers for the Series so that any transition can be recommended to the Board and, if approved, be effected on a timely basis.

III.                              EXEMPTION REQUESTED

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to Sub-Advisory fees, to facilitate the selection and retention of Sub-Advisers and to make material changes to Sub-Advisory Agreements in connection with operating an applicable Series.  Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Sub-Adviser changes or material changes in Sub-Advisory Agreements are made, but approval by shareholders of the applicable Series will not be sought or obtained.  As noted above, Applicants are not requesting relief for Ineligible Sub-Adviser

Changes and will continue to seek shareholder approval in such cases, consistent with the requirements of the 1940 Act and the rules thereunder.

If the requested order is granted, each Sub-Advisory Agreement will comply with all the provisions required by Section 15(a) of the 1940 Act except obtaining approval by the shareholders of the applicable Series.  For example, each Sub-Advisory Agreement will: (i) precisely describe the compensation to be paid by the Adviser or Sub-Advised Series to the Sub-Adviser; (ii) continue in effect for more than two years from the date of its initial approval only so long as such continuance is specifically approved at least annually by (a) the vote of a majority of the members of the Board or (b) the vote of a “majority” (as defined in the 1940 Act) of the Sub-Advised Series’ outstanding voting securities, provided that in either event the continuance is also approved by a majority of the Independent Trustees at an in-person meeting called for the purpose of voting on such approval; (iii) provide, in substance, for the termination at any time, without the payment of any penalty, by (a) the Board or by a vote of a “majority” (as defined in the 1940 Act) of the shares of the affected Sub-Advised Series on sixty (60) days’ written notice to the Sub-Adviser or (b) by the Adviser or Sub-Adviser on ninety (90) days’ written notice; and (iv) provide, in substance, for automatic termination in the event of the Sub-Advisory Agreement’s “assignment,” as that term is defined in Section 2(a)(4) of the 1940 Act.  Upon issuance of the order, the prospectus of any Sub-Advised Series that has received shareholder approval of the Manager of Managers Structure under condition (1) set forth below, will include at all times after such approval the disclosures provided for in condition (2) set forth below.

IV.                               APPLICABLE LAW AND DISCUSSION

A.                                    SHAREHOLDER VOTE

1.                                      Applicable Law

Section 6(c) of the 1940 Act provides, in pertinent part, that:

The Commission . . . by order upon application, may conditionally or unconditionally exempt any person . . . or any class or classes of persons . . . from any . . . provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Section 15(a) of the 1940 Act provides, in relevant part, that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company . . . .

Rule 18f-2(a) under the 1940 Act provides, in relevant part,  that:

Any matter required to be submitted . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding securities of each class or series of stock affected by such matter.

Rule 18f-2(c)(1) under the 1940 Act provides, in relevant part, that:

With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter . . . .

Rule 18f-2(c)(2) further provides that:

If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by paragraph (c)(1) of this section, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action: Provided, [t]hat the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as follows:

“Investment adviser” of an investment company means (A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities . . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) . . . .

Section 15 of the 1940 Act applies to situations where, as here, a sub-adviser contracts with an investment adviser of an investment company.  Accordingly, the Sub-Advisers are deemed to be within the statutory definition of an “investment adviser,” and the Sub-Advisory Agreements with the Sub-Advisers are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreement.  Therefore, without the exemption requested, the Series: (i) would be prohibited from promptly entering into a new

Sub-Advisory Agreement or materially amending an existing contract with a Sub-Adviser; and (ii) would be prohibited from continuing the employment of an existing Sub-Adviser whose contract had been assigned as a result of a change in “control”, unless the Adviser and the particular Series involved were to incur the costs of convening a special meeting of Series’ shareholders to approve the Sub-Adviser’s selection and/or the change in the Sub-Advisory Agreement.

Applicants acknowledge that there is a question as to whether they may rely on the safe harbor afforded by Rule 2a-6 under the 1940 Act for making changes in Sub-Advisers that (i) are wholly-owned subsidiaries (as defined in the 1940 Act) of the Adviser or (ii) a sister company of the Adviser and an indirect or direct “wholly-owned subsidiary” (as defined in the 1940 Act) of the same entity that owns the Adviser (collectively referred to as “Wholly-Owned Sub-Adviser”) without first obtaining shareholder approval.  Any Sub-Adviser that is a Wholly-Owned Sub-Adviser may run its own day-to-day affairs and have its own investment personnel.  Accordingly, it may be asserted that changes in a Wholly-Owned Sub-Adviser for a Series or material changes to a Sub-Advisory Agreement with a Wholly-Owned Sub-Adviser could be regarded as a change in “management” and, thus, could be considered an “assignment” within the meaning of Sections 2(a)(4) and 15(a)(4) of the 1940 Act, so as to preclude reliance on Rule 2a-6.  Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Affiliated Sub-Advisers that are not Wholly-Owned Sub-Advisers in light of the relief offered by staff of the Commission in certain no-action letters and the denial of such relief to Affiliated Sub-Advisers that are not Wholly-Owned Sub-Advisers.(5)

(5)                                 See American Express Financial Corporation, SEC No-Action Letter (Nov. 17, 1998) (“American Express”).  In American Express, Commission staff declined to grant an investment adviser no-action relief from the requirements of Section 15(a) to (i) permit a majority-owned subsidiary to act as the sub-adviser to certain funds managed by the adviser, and (ii) reallocate advisory responsibilities and fees between the adviser and sub-adviser, without first obtaining shareholder approval.  Prior to the issuance of the American Express no-action letter, in several instances Commission staff granted no-action relief to advisers from the requirements of Section 15(a) in order to permit the appointment of sub-advisers that were wholly-owned subsidiaries of the adviser, without first obtaining shareholder approval.  See, e.g., Wells Fargo Bank N.A., SEC No-Action Letter (Mar. 31, 1998) (“Wells Fargo”).  In Wells Fargo, Commission staff observed that such relief was appropriate because “in essence, the only change was the name of the corporate entity performing some of the duties under existing advisory contracts.”  Id.  In declining to grant no-action relief in American Express, the Commission staff stated that majority ownership (as opposed to 95 percent or more ownership) created the potential that “other interest holders may exert a significant influence over the provision of advisory services . . . . Thus, the proposed arrangement may materially amend the existing advisory relationship” between the investment adviser and the funds.  Id.

Moreover, the Adviser would not be able to replace a Wholly-Owned Sub-Adviser with a Sub-Adviser that is not a Wholly-Owned Sub-Adviser or a Non-Affiliated Sub-Adviser without the relief requested.

For the reasons discussed herein and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder.

2.                                      Discussion

Applicants seek relief to permit each Series and/or the Adviser to enter into and materially amend a Sub-Advisory Agreement, subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants believe that the relief sought should be granted by the Commission because: (1) the Adviser operates each Series in a manner that is different from that of conventional investment companies; (2) the relief will benefit shareholders by enabling each Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

(a)                                 Necessary or Appropriate in the Public Interest

The investment advisory arrangements for each applicable Series will be different than those of traditional investment companies.  In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make investment decisions.  The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers.  In the case of a Series utilizing a Sub-Adviser, the Adviser does not normally make the day-to-day investment decisions for the Series.  Instead, the Adviser establishes an investment program for each such Series and selects, supervises and evaluates the Sub-Advisers who make the day-to-day investment decisions for each such Series.  This is a service that the Adviser believes adds value to the investment of each Series’ shareholders because the Adviser is able to select those Sub-Advisers suited to manage a particular Series in light of the Series’ strategies and the market sectors in which the Series invests.

From the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company.  The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Series’ investment objectives, strategies, policies and restrictions and have no broad supervisory, management or administrative responsibilities with respect to the Series.  Applicants believe that shareholders look to the Adviser when they have questions or concerns about an applicable Series’ management or investment performance, and expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers that are suited to achieve the Series’ investment objective.  Shareholders of traditionally managed investment companies expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser compensates each Sub-Adviser out of the investment management fee or from other Adviser assets.  Under a traditional investment company structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation.  There is no compelling policy reason why the Series’ shareholders should be required to approve the relationship between the Sub-Advisers and each applicable Series when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Sub-Adviser is proposed for retention by a Series, shareholders of that Series would be required to approve the Sub-Advisory Agreement with that Sub-Adviser.(6)  Similarly, if an existing Sub-Advisory Agreement with a Sub-Adviser were to be amended in any material respect, the shareholders of the affected Series would be required to approve the change.(7)  Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Series would be required to approve retaining the existing Sub-Adviser.  In all these instances, the need for shareholder approval requires the affected Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Series, and generally necessitates the retention of a proxy solicitor.  This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the affected Series and its shareholders.

(6)                                 There are limited exceptions for the Series to appoint Wholly-Owned Sub-Advisers and amend existing agreements with such Sub-Advisers.  See, e.g., Wells Fargo.

(7)                                 See id.

Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Series are paying the Adviser — the selection, supervision and evaluation of the Sub-Advisers — without incurring unnecessary delays or expenses is appropriate in the interest of the Series’ shareholders and allows the Series to operate more efficiently.  The Trust is not required to hold an annual shareholder meeting.  Without the delay and cost inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), each applicable Series would be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believes that a change would benefit a Series and its shareholders.  Without the requested relief, a Series may, for example, be left in the hands of a Sub-Adviser that is unable to manage the Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement.  Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control — events that would be beyond the control of the Adviser, the Trust, and the Series — the affected Series may be forced to operate without a Sub-Adviser or with less than optimum number of Sub-Advisers.  The sudden loss of the Sub-Adviser could be highly disruptive to the operation of the Series.

(b)                                 Consistent with the Protection of Investors

The Adviser’s process for evaluating and selecting Sub-Advisers provides sufficient protection for the shareholders of the applicable Series.  Primary responsibility for management of a Series’ assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board.  The Investment Advisory Agreement remains fully subject to the requirements of Section 15(a) under the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders (except as contemplated herein).

Moreover, as discussed below, the Board will consider the Investment Advisory Agreement and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser or a Series, as applicable, to each Sub-Adviser.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Series, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most able Sub-Advisers.  Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Sub-Adviser than are individual shareholders.

In evaluating the services that a Sub-Adviser will provide to a Series as a part of the Adviser’s selection and evaluation process, the Adviser considers certain information, including, but not limited to, the following:

(1)                                 the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods to ensure compliance with the investment objectives, strategies, policies and restrictions of the Series;

(2)                                 a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Series, and the ability of the Sub-Adviser to attract and retain capable personnel;

(3)                                 reports setting forth the financial condition and stability of the Sub-Adviser; and

(4)                                 reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-

Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically: (i) review the Sub-Adviser’s current Form ADV; (ii) conduct a due diligence review of the Sub-Adviser; and (iii) together with the Board, conduct an interview of the Sub-Adviser and its staff.  In addition, the Adviser and the Board consider the Sub-Adviser’s compensation with respect to each Series for which the Sub-Adviser will provide portfolio management services.  The Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Series.  Accordingly, the Adviser and the Board analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Adviser and the Board consider certain information, including, but not limited to, the following:

(1)                                 a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2)                                 comparisons of the proposed fees to be paid by each applicable Series with fees charged by the Sub-Adviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

(3)                                 data with respect to the projected expense ratios of each applicable Series and comparisons with other mutual funds of comparable size.

In addition, the Board will comply with the requirements of Section 15(c) of the 1940 Act regarding Board actions before entering into, renewing or materially amending the Investment Advisory Agreement or any of the Sub-Advisory Agreements.  The Board will request, and the Adviser and Sub-Advisers will provide, both as required by Section 15(c) of the 1940 Act, such information as is reasonably necessary to evaluate the Investment Advisory Agreement and Sub-Advisory Agreements in connection with the annual renewal of these agreements.  In reaching a determination whether to renew the Investment Advisory Agreement or Sub-Advisory Agreements, the Board will take into account information furnished to them throughout the year, as well as information prepared specifically in connection with their review of the agreements.  The Boards will be advised by independent counsel in this process.

Moreover, the Investment Advisory Agreement for each Series and any Sub-Advisory Agreement that does not comply with the conditions set forth herein (i.e., Ineligible Sub-Adviser Changes) will remain subject to the shareholder approval requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

Further, with respect to the relief sought herein, the Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application.  The Applicants also believe that very limited or no economic incentive exists for the Adviser to select an Affiliated Sub-Adviser to manage all or a portion of the assets of a Series.  The Adviser will receive advisory fees pursuant to the Investment Advisory Agreement, which has been approved by the Board, including a majority of the Independent Trustees, and the shareholders of the relevant Series.  Any Sub-Adviser will receive a Sub-Advisory fee pursuant to the applicable Sub-Advisory Agreement, which has been approved by the Board, including a majority of the Independent Trustees.  Furthermore, any amendments to a Sub-Advisory Agreement that would increase the total advisory fees (including Sub-Advisory fees) payable by a Series would be Ineligible Sub-Adviser Changes and would require shareholder approval.

Even if the Adviser had an economic incentive to select an Affiliated Sub-Adviser to manage all or a part of the assets of a Series (whether to replace a Non-Affiliated Sub-Adviser or otherwise), the Adviser would not be able to act to the detriment of the shareholders of the Series because of the conditions set forth in this Application.  Applicants believe that conditions 5, 6 and 7 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest.  A majority of the Board is, and will continue to be, comprised of Independent Trustees, and the Independent Trustees will have independent counsel.  With respect to any recommended change of a current Sub-Adviser to an Affiliated Sub-Adviser (including a Wholly-Owned Sub-Adviser) or any recommended addition of an Affiliated Sub-Adviser (including a Wholly-Owned Sub-Adviser) to a Sub-Advised Series, condition 7 requires that the applicable Board to make a separate finding, reflected in the applicable Board minutes, that any change in Sub-Advisers to manage all or a portion of the assets of that Series is in the best interests of the Series and its shareholders and does not involve a conflict of interest from which the Adviser or Sub-Adviser derives an inappropriate advantage.  A new Sub-Adviser would also need to be approved by a majority of the Independent Trustees.  Each Sub-Advisory Agreement, and the fees paid to each Sub-Adviser thereunder, would also remain subject to the annual review by the applicable Board, including a majority of the Independent Trustees.

If the relief requested is granted, shareholders of a Series will receive adequate information about the Sub-Advisers.  The prospectus and SAI for each Sub-Advised Series will include all information required by Form N-1A concerning the Sub-Advisers of the applicable Series (except as modified to permit Aggregate Fee Disclosure as defined in this Application).  If a new Sub-Adviser is retained or a Sub-Advisory Agreement is materially amended, the affected Sub-Advised Series’ prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the Securities Act of 1933, as amended.  If a new Sub-Adviser is hired, the Sub-Advised

Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Sub-Advised Series, that Sub-Advised Series will send its shareholders either a Multi-Manager Notice or a Multi-Manager Notice and Multi-Manager Information Statement;(8) and (b) the Sub-Advised Series will make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days thereafter.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of a new Sub-Adviser provides no more meaningful information to shareholders than the proposed Information Statement.  Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Sub-Advisory Agreement.

3.                                      Consistent with the Policy and Provisions of the 1940 Act

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring shareholder approval of investment advisory contracts, including Sub-Advisory contracts.(9)  Section 15(a) is predicated on the belief that if a

(8)                                 A “Multi-Manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an Information statement, except as modified by the requested order to permit Aggregate Fee Disclosure (as defined herein).  Multi-Manager Information Statements will be filed electronically with the Commission via the EDGAR system.

A “Multi-Manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Sub-Advised Series.

(9)                                 See Section 1(b)(6) of the 1940 Act.

registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.(10)  The relief sought in this Application is fully consistent with this public policy.

As noted above, the Investment Advisory Agreement and any Sub-Advisory Agreements with Sub-Advisers that do not comply with the conditions set forth herein will continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

Prior to any Series relying on the requested relief in this Application, the Board, including the Independent Trustees, will have approved its operations as described herein.  Additionally, the shareholders of the applicable Series will approve its operations as described herein by a vote of a majority of the outstanding voting securities (as defined in the 1940 Act).  In the case of any new Series that has not yet publicly offered its shares, and whose shareholders purchase shares on the basis of a prospectus or offering document containing disclosures to the effect that the relief described herein is being sought or has been obtained from the Commission, only the approval of the initial shareholder will be obtained.

If any Series has requested and received a shareholder vote to approve its operations under a Manager of Managers Structure before the order requested in this Application is issued, the prospectus for that Series will contain appropriate disclosure that the Series has applied for exemptive relief to operate under a Manager of Managers Structure, including the ability to change Sub-Advisers and hire new Sub-Advisers without soliciting further shareholder vote.  The SAI of the Series will also include appropriate disclosure that the Series has applied for

(10)                          Hearings on S. 3580 before a Subcomm. of the Senate Comm. On Banking and Currency, 76th Cong. 3d. Sess. 253 (1940) (statement of David Schenker).

exemptive relief to operate under a Manager of Managers Structure, including the ability to change Sub-Advisers and hire new Sub-Advisers without soliciting further shareholder vote.

If the requested relief is granted, the prospectus of each Sub-Advised Series will be amended to disclose that the Adviser is the primary provider of investment advisory services to the Sub-Advised Series and that the Adviser may hire or change Sub-Advisers for the Sub-Advised Series, as appropriate, and that the Adviser has the ultimate responsibility to oversee Sub-Advisers and recommend to the Board their hiring, termination and replacement.  In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Adviser and the Board.  Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  Additionally, if a shareholder of a Sub-Advised Series is dissatisfied with the Adviser’s selection of a Sub-Adviser or a material change in a Sub-Advisory Agreement, the shareholder may exchange their shares for those of another Series or may redeem their shares.

B.                                    DISCLOSURE OF SUB-ADVISERS’ FEES

1.                                      Applicable Law

Form N-1A is the registration statement used by open-end investment companies.  Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its SAI the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser . . . under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act.  Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement.  Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory agreement, “including the rate of compensation of the investment adviser.”  Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year.  Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i).  Together, these provisions may require a Series to disclose the fees paid to a Sub-Adviser in connection with a Sub-Advisory Agreement or with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Registered investment companies are required to file a semi-annual report with the Commission on Form N-SAR in accordance with Rules 30a-1 and 30b-1 under the 1940 Act.

Item 48 of Form N-SAR requires registered investment companies to disclose the rate schedule for fees paid to the investment advisers of an investment company.  This requirement may require a Series to disclose the fees that are paid to a Sub-Adviser.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.  These provisions could require a Series’ financial statements to disclose information concerning fees paid to a Sub-Adviser, the nature of a Sub-Adviser’s affiliations, if any, with the Adviser, and the names of any Sub-Adviser accounting for 5% or more of the aggregate fees paid to the Adviser.

For the reasons and subject to the conditions below, Applicants seek an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Series to disclose (as a dollar amount and a percentage of a Series’ net assets) only (i) the aggregate fees paid to the Adviser and any Affiliated Sub-Advisers, and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, “Aggregate Fee Disclosure”) in lieu of disclosing the fees paid to each Sub-Adviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Exchange Act, Item 48 of Form N-SAR; and Section 6-07(2)(a), (b) and (c) of Regulation S-X.  For a Series that employs an Affiliated Sub-Adviser, the Series will provide separate disclosure of any fees paid to such Affiliated Sub-Adviser.

2.                                      Discussion

Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (1) the Adviser will operate the Series using the services of one or more Sub-Advisers in a manner different from that of traditional investment companies such that disclosure of the fees that the Adviser pays to each Sub-Adviser will not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Series to operate in a more efficient manner; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Adviser intends to operate the Series in a manner different from a traditional investment company.  By investing in a Series utilizing a Sub-Adviser, shareholders are hiring the Adviser to manage the Series’ assets by evaluating, monitoring and recommending Sub-Advisers and allocating assets of the Series among Sub-Advisers rather than by hiring its own employees to manage the assets directly.  The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring, termination and replacement.  In return, the Adviser receives an advisory fee from each Series.  Pursuant to the relevant Sub-Advisory Agreement, the Adviser may compensate a Sub-Adviser or may have the Series compensate the Sub-Adviser directly and reduce the amount of advisory fees it owes the Adviser by the amount of Sub-Advisory fees it has paid to the Sub-Adviser.  Disclosure of the individual fees that the Adviser or Series would pay to a Sub-Adviser does not serve any meaningful purpose since investors pay the Adviser to monitor, evaluate and compensate each Sub-Adviser.  Indeed, in a more conventional arrangement, the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment Adviser.  In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers.  Similarly, in the case of the Series utilizing a Sub-Adviser, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers.  There are no policy reasons that require shareholders of the Series to be told the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment Adviser) would be told of the particular investment Adviser’s portfolio managers’ salaries.(11)

The requested relief would benefit shareholders of the Series utilizing a Sub-Adviser because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers.  The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser.  If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts.  Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its Sub-Advisory fee below that amount.  The relief will also encourage Sub-Advisers to negotiate lower Sub-Advisory fees with the Adviser if the lower fees are not required to be made public.

(11)                          The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted.  See Investment Company Act Release No. 26533 (Aug. 23, 2004).  Under these disclosure requirements, a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.”  Applicants state that with respect to each applicable Series, the SAI will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Sub-Adviser.  In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each applicable Series, the SAI will describe the structure of, and method used to determine, the compensation received by Sub-Adviser.

C.                                    PRECEDENT

1.                                      Shareholder Voting

Applicants note that substantially the same relief requested herein with respect to Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisers has been granted previously by the Commission.  See, e.g., PACE Select Advisors Trust and UBS Global Asset Management (Americas) Inc., Release Nos. 30224 (Sept. 29, 2012) (notice) and 30241 (Oct. 23, 2012) (“PACE Select Advisors Trust”); Cash Account Trust, et al., Release Nos. 30151 (July 25, 2012) (notice) and 30172 (Aug. 20, 2012) (order) (“DWS Investment Companies”); Capital Research and Management Company, et al., Release Nos. 30150 (July 25, 2012) (notice) and 30173 (Aug. 20, 2012) (order) (“Capital Research”); Pax World Funds Management Series Trust I and Pax World Management LLC, Release Nos. 29751 (Aug. 1, 2011) (notice) and 29783 (Sept. 7, 2011) (order) (“Pax”); Sterling Capital Funds and Sterling Capital Management LLC, Release Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order); Highland Capital Management, L.P. and Highland Funds I, Release Nos. 29445(Sept. 27, 2010) (notice) and 29488 (Oct. 26, 2010) (order) (“Highland”); and Northern Lights Fund Trust, et al., Investment Company Release Nos. 29208 (Apr. 16, 2010) (notice) and 29267 (May 12, 2010) (order) (“Northern Lights”).

The relief sought herein from Section 15(a) and Rule 18f-2 regarding Wholly-Owned Sub-Advisers is substantially the same relief that has been previously granted by the Commission.  See, e.g., DWS Investment Companies and Capital Research.  In addition, the Commission provided similar exemptive relief to the PIMCO Funds: Multi-Manager Series, et al., Investment Company Act Release Nos. 24558 (July 17, 2000) (Notice) and 24597 (Aug. 14, 2000) (Order) (“PIMCO Funds”), which was expanded by no-action relief granted by Commission staff to PIMCO Funds: Multi-Manager Series, (Aug. 6, 2002) to include relief from

Section 15(a) and Rule 18f-2 regarding wholly-owned subsidiaries of the company that wholly-owned the investment adviser.

Applicants acknowledge that the requested order seeks broader relief than the precedents cited above because Applicants request relief for Affiliated Sub-Advisers that are not Wholly-Owned Sub-Advisers.  Specifically, the relief from Section 15(a) and Rule 18f-2 provided to the DWS Investment Companies, Capital Research and PIMCO Funds was granted with respect to Wholly-Owned Sub-Advisers and not to other Affiliated Sub-Advisers.

Applicants believe that all of the discussion under the heading “Discussion” herein are equally applicable to Affiliated Sub-Advisers that are Wholly-Owned Sub-Advisers.  Applicants believe that the Adviser would not have an economic incentive to replace one majority-owned Affiliated Sub-Adviser with another, because it is unlikely that the Adviser’s overall compensation would increase materially by virtue of its majority ownership of both entities.  Applicants also recognize that a potential conflict could arise if the Adviser were to terminate a Non-Affiliated Sub-Adviser and replace it with an Affiliated Sub-Adviser.  However, Applicants believe that this potential conflict is the same as would be the case if the Adviser were to terminate a Non-Affiliated Sub-Adviser and replace it with a Wholly-Owned Sub-Adviser, which Commission staff permitted in its previous order to DWS Investment Companies.  Applicants believe that such potential conflicts are adequately addressed by the conditions in other exemptive orders granted by the Commission, including, in particular, the order granted to DWS Investment Companies.  In this regard, any potential conflict of interest is mitigated by the fact that: (i) the Board, including the Independent Trustees, would oversee and monitor any such potential conflict; and (ii) with respect to any recommended change of a current Sub-Adviser to an Affiliated Sub-Adviser or any recommended addition of an Affiliated Sub-Adviser to a Sub-

Advised Series, condition 7 requires that the Board must make a separate finding, reflected in the applicable Board minutes, that any such change or addition is in the best interests of the Sub-Advised Series and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.  In addition, Applicants note that the requested relief contains all of the other conditions contained in a typical order relating to a Manager of Managers Structure, including the condition that prohibits a new Sub-Advisory Agreement from increasing the overall advisory fees paid by a Sub-Advised Series.

Applicants also believe that any meaningful distinctions between an Affiliated Sub-Adviser that is not a Wholly-Owned Sub-Adviser, and a Non-Affiliated Sub-Adviser (including the potential for conflicts of interest or the opportunity for self-dealing arising out of the financial relationship between the Adviser and any Affiliated Sub-Adviser) are appropriately addressed by the conditions included herein that provide sufficient protection for shareholders.  In addition, Applicants believe there is no compelling reason why the Commission should grant the requested relief for a Wholly-Owned Sub-Adviser or a Non-Affiliated Sub-Adviser but not grant similar relief for an Affiliated Sub-Adviser that is not a Wholly-Owned Sub-Adviser.  Therefore, Applicants believe the SEC should grant similar relief for an Affiliated Sub-Adviser that is not a Wholly-Owned Sub-Adviser.

For the reasons set forth above, the Applicants believe that the relief sought with respect to Affiliated Sub-Advisers would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and rules thereunder.  Further, Applicants believe that the Adviser would not be able to act to the detriment of the shareholders of the Series because of the conditions set forth in this

Application.

2.                                      Disclosure

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in PACE Select Advisors Trust; Neuberger Berman Alternative Funds, et al., Release Nos. 30206 (Sept. 18, 2012) (notice) and 30232 (Oct. 15, 2012) (order); DWS Investment Companies; Capital Research; Highland; Northern Lights; Lincoln Investment Advisors Corporation and Lincoln Variable Insurance Products Trust, Release Nos. 29170 (Mar. 9, 2010) (notice) and 29197 (Mar. 31, 2010) (order); Cash Account Trust, Release Nos. 29094 (Dec. 16, 2009) (notice) and 29109 (Jan. 12, 2010) (order); Strategic Funds, Inc., Release Nos. 29064 (Nov. 30, 2009) (notice) and 29097 (Dec. 23, 2009) (order); Grail Advisors LLC and Grail Advisors ETF Trust, Release Nos. 28900 (Sept. 14, 2009) (notice) and 28944 (Oct. 8, 2009) (order); GE Funds, Release No. 28808 (July 2, 2009) (notice) and 28839 (July 28, 2009) (order); Embarcadero Funds, Inc., Release Nos. 28769 (June 22, 2009) and 28820 (July 20, 2009) (order); Trust for Professional Managers, Release Nos. 28382 (Sept. 19, 2008) (notice) and 28439 (Oct. 15, 2008) (order); Aberdeen Asset Management Inc. and Aberdeen Funds, Release Nos. 28364 (Aug. 25, 2008) (notice) and 28385 (Sept. 22, 2008) (order); Unified Series Trust and Envestnet Asset Management, Inc., Release Nos. 28071 (Nov. 30, 2007) (notice) and 28117 (Dec. 27, 2007) (order); JNF Advisors, Inc. and Northern Lights Variable Trust, Release Nos. 28010 (Oct. 2, 2007) (notice) and 13419 (Oct. 29, 2007) (order); Trust for Professional Managers, Inc., Release Nos. 27964 (Aug. 31, 2007) (notice) and 27995 (Sept. 26, 2007) (order); Forum Funds, Release No. 27304 (Apr. 26, 2006) (notice) and 27327 (May 23, 2006) (order); Atlas Assets, Inc. and Atlas Advisors, Inc., Release Nos. 26599 (Sept.16, 2004) (notice) and 26631 (Oct. 13, 2004) (order); JNL Series Trust, Release Nos. 25956 (Mar. 12, 2003) (notice) and 25997 (Apr. 8, 2003) (order); Oppenheimer

Select Managers, Release Nos. 25928 (Feb. 6, 2003) (notice) and 25952 (Mar. 4, 2003); and AB Funds Trust and SBC Financial Services, Inc., Release Nos. 25805 (Nov. 19, 2002) (notice) and 25848 (Dec. 17, 2002) (order).

V.                                    CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)                                 Before a Sub-Advised Series may rely on the order requested in this Application, the operation of the Sub-Advised Series in the manner described in this Application will be approved by a majority of the Sub-Advised Series’ outstanding voting securities as defined in the 1940 Act, or, in the case of a Sub-Advised Series whose public shareholders purchased shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Sub-Advised Series’ shares are offered to the public.  Before relying on the requested relief, each Sub-Advised Series that sought and obtained shareholder approval to operate in the manner described in the Application prior to the date of the requested order and subsequently sold shares based on a prospectus that did not comply with condition (2) below will provide its shareholders with at least 30 days prior written notice of (a) the substance and effect of the relief sought in the Application and (b) the fact that the Sub-Advised Series intends to employ the multi-manager structure described in the Application.

(2)                                 The prospectus for each Sub-Advised Series will disclose the existence, substance, and effect of any order granted pursuant to the Application.  In addition, each Sub-Advised Series will hold itself out to the public as employing the Manager of Managers Structure.  Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

(3)                                 Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Notice and Access Procedures.

(4)                                 The Adviser will not make any Ineligible Sub-Adviser Changes without the applicable Sub-Advisory Agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Sub-Advised Series.

(5)                                 At all times, at least a majority of the Board will be Independent Trustees, and the nomination and selection of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

(6)                                 Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will continue to be engaged to represent the Independent Trustees.  The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

(7)                                 Whenever a Sub-Adviser change is proposed for a Sub-Advised Series in order to appoint an Affiliated Sub-Adviser (including a Wholly-Owned Sub-Adviser) or add an Affiliated Sub-Adviser (including a Wholly-Owned Sub-Adviser) as an additional Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Trust’s Board minutes, that such change or addition is in the best interests of the Sub-Advised Series and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

(8)                                 Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

(9)                                 The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Sub-Advised Series basis.  The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

(10)                          The Adviser will provide general management services to each Sub-Advised Series, including overall supervisory responsibility for the general management and investment of the Sub-Advised Series’ assets, and, subject to review and approval by the Board, will: (a) set the Sub-Advised Series’ overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to manage all or a part of the Sub-Advised Series’ assets; (c) allocate and, when appropriate, reallocate the Sub-Advised Series’ assets among Sub-Advisers; (d) monitor and evaluate the investment performance of Sub-Advisers; and (e) implement procedures reasonably designed to ensure that the Sub-Advisers comply with the Sub-Advised Series’ investment objectives, policies and restrictions.

(11)                          No Trustee or officer of the Trust or of a Sub-Advised Series or any partner or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for: (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

(12)                          Each Sub-Advised Series will disclose in its registration statement the Aggregate Fee Disclosure.

(13)                          In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

(14)                          For Sub-Advised Series that pay fees to a Sub-Adviser directly from fund assets, any changes to a Sub-Advisory Agreement that would result in an increase in the total management and advisory fees payable by a Sub-Advised Series will be required to be approved by the shareholders of the Sub-Advised Series.

V.                                    PROCEDURAL MATTERS

All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application.  The Board of Trustees or Directors, as the case may be, of each Applicant has adopted a resolution that authorizes the filing of this Application.  Copies of the authorizations required by Rule 0-2(c) under the Act are attached as Exhibit A.  The verifications required by Rule 0-2(d) under the Act are attached as Exhibit B.

Pursuant to Rule 0-2(f) under the Act, Applicants further state that:

(a)	The addresses of the Applicants are:

Munder Capital Management
Munder Series Trust
Attn: Stephen J. Shenkenberg, Esq.
480 Pierce Street
Birmingham, MI 48009
Phone: (248) 647-9200
Fax: (248) 451-2000

(b)	Any questions regarding this Application should be directed to:

Jane A. Kanter, Esq.
Partner
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006

Phone: (202) 261-3302
Fax: (202) 261-3333

VI.                               AUTHORIZATIONS

Applicants have taken all actions necessary to authorize the execution and filing of this Application and have complied with all applicable requirements of law.  Each Applicant represents that the person signing and filing this Application on its behalf is authorized to do so.  A Certification or Authorization with respect to each Applicant is attached as Exhibit A.

VII.                          CONCLUSION

For reasons set forth above, Applicants respectfully request that the Commission publish a notice of the filing of this Application and thereafter issue an amended and restated order pursuant to Section 6(c) of the Act granting the relief requested herein, subject to the terms and conditions set forth herein, without the holding of a hearing thereon.

Respectfully submitted,

MUNDER SERIES TRUST

By:	/s/ Stephen J. Shenkenberg
Name:	Stephen J. Shenkenberg
Title:	Vice President, Secretary, Chief Legal Officer, and Chief Compliance Officer

MUNDER CAPITAL MANAGEMENT

By:	/s/ Stephen J. Shenkenberg
Name:	Stephen J. Shenkenberg
Title:	Managing Director, Secretary, General Counsel, and Chief Compliance Officer

Date: November 28, 2012

EXHIBITS

A.                                    Authorization and Certification

B.                                    Verifications

EXHIBIT A

AUTHORIZATION

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, Munder Capital Management (“MCM”) declares that this Application is signed by Stephen J. Shenkenberg, Managing Director, Secretary, General Counsel, and Chief Compliance Officer, pursuant to the general authority vested in him as such by the Partnership Agreement of MCM and by the resolution of MCM’s Executive Committee.

MUNDER CAPITAL MANAGEMENT

By:	/s/ Stephen J. Shenkenberg
	Name:	Stephen J. Shenkenberg
	Title:	Managing Director, Secretary, General Counsel, and Chief Compliance Officer

Date: November 28, 2012

A-1

CERTIFICATION

I, Stephen J. Shenkenberg, do hereby certify that I am the duly elected and qualified Vice President, Secretary, Chief Legal Officer, and Chief Compliance Officer of Munder Series Trust (“Trust”), and that the following is a true and correct copy of the resolution that was duly adopted by the vote of the Board of Trustees of the Trust at a meeting held on November 9, 2012, and that said resolution is in full force and effect as of the date hereof and has not been rescinded, amended or modified:

RESOLVED, that the proper officers of Munder Series Trust (“Trust”) be, and they hereby are, authorized and directed to prepare and file with the Securities and Exchange Commission on behalf of the Trust an application (“Exemptive Application”) for an order under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) to exempt each series of the Trust and its investment adviser, Munder Capital Management (“MCM”), from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit MCM, subject to the supervision of the Trust’s Board of Trustees, to appoint new sub-advisers to a Trust series for which MCM serves as investment adviser (each, a “Fund”) and to make material changes to the sub-advisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and (ii) the disclosures required pursuant to Item 14(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, Item 48 of Form N-SAR and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation.

RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized to take all such action, and to execute and delivery all such instruments and documents, in the name and on behalf of the Trust, and under its corporate seal or otherwise, as shall in his judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Trust, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have set my hand this 28th day of November, 2012.

/s/ Stephen J. Shenkenberg
Stephen J. Shenkenberg
Vice President, Secretary, Chief Legal Officer, and Chief Compliance Officer

A-2

EXHIBIT B

VERIFICATION

STATE OF MICHIGAN	)

COUNTY OF OAKLAND	)

The undersigned, being duly sworn, deposes and states that he has duly executed the attached Application for an Amendment to an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for exemptions from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and from certain disclosure requirements under various rules and forms for and on behalf of Munder Series Trust (“Trust”); that he is the Vice President, Secretary, Chief Legal Officer, and Chief Compliance Officer of the Trust; and that all actions by shareholders, trustees or other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Stephen J. Shenkenberg
Stephen J. Shenkenberg
Vice President, Secretary, Chief Legal Officer, and Chief Compliance Officer

Subscribed and sworn to before me, a Notary Public, this 28th day of November, 2012.

/s/ Julia P. Habrowski
Julia P. Habrowski
Notary Public

(Official Seal)

My commission expires January 8, 2014

B-1

VERIFICATION

STATE OF MICHIGAN	)

COUNTY OF OAKLAND	)

The undersigned, being duly sworn, deposes and states that he has duly executed the attached Application for an Amendment to an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for exemptions from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and from certain disclosure requirements under various rules and forms for and on behalf of Munder Capital Management (“MCM”); that he is the Managing Director, Secretary, General Counsel, and Chief Compliance Officer of MCM; and that all actions by shareholders, directors or other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Stephen J. Shenkenberg
Stephen J. Shenkenberg
Managing Director, Secretary, General Counsel, and Chief Compliance Officer

Subscribed and sworn to before me, a Notary Public, this 28th day of November, 2012.

/s/ Julia P. Habrowski
Julia P. Habrowski
Notary Public

(Official Seal)

My commission expires January 8, 2014

B-2